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WRITER’S DIRECT LINE

414.297.5668

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CLIENT/MATTER NUMBER

044741-0103

October 20, 2017

Ms. Tiffany Piland Posil Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street NE Washington, DC 20549

Re:	National Research Corporation
Schedule 13E-3 Filed September 18, 2017 File No. 005-52417

Preliminary Proxy Statement on Schedule 14A Filed September 18, 2017 File No. 001-35929

Dear Ms. Posil:

On behalf of our client, National Research Corporation (the “Company” or “NRC”), set forth below are the responses of the Company to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated October 13, 2017, with respect to the above-referenced filings. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the comment letter, and following such comments are the responses of the Company (in regular type). Concurrently herewith, the Company is filing Amendment No. 1 to Schedule 14A and Amendment No. 1 to Schedule 13E-3 that reflect the Company's responses to your comments. In addition, we are delivering to the Staff clean and marked courtesy copies of the amendments to the Schedule 14A and Schedule 13E-3.

Schedule 13E-3

1.

Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please include Mr. Hays as a filing person in the going private transaction and revise the Schedule 13E-3 and proxy statement as applicable.

Response:

Mr. Hays has been added as a filing person in the Schedule 13E-3, and the Schedule 13E-3 and the proxy statement have been revised, as appropriate, in response to the Staff’s comment.

Boston Brussels CHICAGO Detroit	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA TOKYO WASHINGTON, D.C.

U.S. Securities and Exchange Commission

October 20, 2017

Preliminary Proxy Statement on Schedule 14A

2.	Please revise the cover page of the proxy statement and the proxy card to clearly mark each as “preliminary.” Refer to Rule 14a-6(e)(1).

Response:

The Company has so revised the cover page of the proxy statement and the proxy card.

Effects of the Proposed Transaction, page 23

3.

Disclosure indicates that all outstanding options to purchase class B common stock and restricted shares of class B common stock will, immediately prior to the effective date, vest in full and be paid out as if they were cashed out pursuant to the reverse split. Please disclose the amount to be paid to each director and executive officer for such options and restricted shares.

Response:

In response to the Staff’s comment, the Company has revised the proxy statement to disclose the amount to be paid to each director and executive officer of the Company in connection with the cashing out of all of the options to purchase class B common stock and restricted shares of class B common stock.

Fairness of the Proposed Transaction, page 31

4.

Disclosure indicates that conditioning approval of the proposed transaction on approval by a majority of the unaffiliated shareholders “would not provide meaningful additional protection to those unaffiliated shareholders.” Please revise to explain the basis for this statement.

Response:

The Company has revised the disclosure noted by the Staff in this comment.

5.	Please explain how the board determined to calculate the cash-out price in the manner described on page 31.

Response:

In response to the Staff’s comment, the Company has revised this disclosure in the proxy statement.

U.S. Securities and Exchange Commission

October 20, 2017

Financial Information, page 48

6.

We note that financial information from the company’s annual and quarterly reports has been incorporated by reference in order to satisfy the disclosure obligation under Item 13 of Schedule 13E-3. Under Instruction 1 to Item 13 of Schedule 13E-3, however, the company is required to provide a summary of such financial information in accordance with Item 1010(c) of Regulation M-A. Please revise to provide summary financial information that complies with Item 1010(c) of Regulation M-A for all periods required by Item 13 of Schedule 13E-3, or advise.

Response:

In response to the Staff’s comment, the Company has revised the disclosures under the section entitled “Financial Information” in the proxy statement. In addition, the Company will update this financial information in the definitive proxy statement, as required.

7.	Please disclose the effect of the transaction on the ratio of earnings to fixed charges as required by Item 1010(b)(2) of Regulation M-A.

Response:

The Company has added this disclosure.

Transactions with Related Persons, page 56

8.	We note the disclosure regarding transactions with related persons. Please revise to provide all the information required by Item 1005(a) of Regulation M-A.

Response:

The Company has revised the proxy statement in response to this comment of the Staff.

*    *    *

Please note that the Company has also updated certain other portions of the proxy statement, as shown on the clean and marked courtesy copies of the amendments to the Schedule 14A and Schedule 13E-3 provided.

We acknowledge and confirm on behalf of the filing persons that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

*    *    *

U.S. Securities and Exchange Commission

October 20, 2017

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5668.

Very truly yours,

/s/ Russell E. Ryba

Russell E. Ryba

cc:	National Research Corporation Working Group